September 23, 2024

Tie (James) Li
Reporting Person
Nature's Miracle Holding Inc.
858 N Central Ave
Upland, CA 91786

       Re: Nature's Miracle Holding Inc.
           Schedule 13D Filed by Tie (James) Li
           Filed July 9, 2024
           File No. 005-94497
Dear Tie (James) Li:

     We have conducted a limited review of the above-captioned filing and have the following comment.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D Filed July 9, 2024
General

1.     We note the date of the event reported as requiring the filing of the
Schedule 13D was
       March 11, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the
       March 11, 2024 event date, the Schedule 13D submitted on July 9, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
 September 23, 2024
Page 2

        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at
202-551-3266.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions